UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

11 Old Jewry, 6th Floor

London EC2R 8DU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Letter Agreement with State of Illinois

Effective September 18, 2015, Northstar Lottery Group, LLC (“Northstar”), an affiliate of International Game Technology PLC (“IGT”), signed a Letter Agreement (the “Letter Agreement”) with the State of Illinois, acting through the Illinois Department of Lottery (the “Lottery”), that supersedes the termination agreement Northstar and the Lottery entered into on December 9, 2014 (the “Termination Agreement”). As previously disclosed, the Termination Agreement terminated for convenience Northstar’s Private Management Agreement (“PMA”) that went into effect on January 18, 2011. Northstar is a consortium in which GTECH Corporation, an IGT subsidiary, holds an 80% controlling interest, with Scientific Games International, Inc. (“Scientific Games”) holding the remaining 20% interest.

The Letter Agreement sets forth the terms governing the termination of the PMA and the amendment and expiration terms of the respective Supply Agreements between Northstar and each of its key vendors, IGT and Scientific Games.

Under the terms of the Letter Agreement, the PMA is expected to expire on January 1, 2017.  The PMA may be extended for additional periods of between three and six months, upon the agreement of the Lottery and Northstar.

The Supply Agreements with IGT and Scientific Games are now set to expire on June 30, 2017.  If a new private manager is selected, IGT will negotiate with the new replacement private manager to extend its Supply Agreement beyond June 30, 2017.  If the parties do not come to an agreement to extend or modify the IGT Supply Agreement, as consideration for the shortened IGT Supply Agreement, IGT will be paid a fee.

Consistent with the Termination Agreement, the Letter Agreement also resolves certain disputes between Northstar and the State of Illinois including the Net Income Shortfalls (as defined in the PMA) for the fiscal years 2012, 2013, and 2014. Northstar also agrees to a $10 million shortfall payment for the Lottery’s fiscal year 2015. Northstar will continue to be paid its fixed annual management fee of $14.4 million. The State of Illinois will reimburse Northstar for actual documented expenses associated with disentanglement activities up to an annual maximum of $17 million per year. Northstar will also continue to receive fees for Lottery expenses, including fees earned by IGT and Scientific Games in connection with their respective Supply Agreements.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risks that the company may not obtain its anticipated financial results in one or more future periods; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the impact of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory, or tax proceedings and investigations; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect IGT’s business, including those described in IGT’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission. Except as required under applicable law, IGT does not assume any obligation to update these forward-looking statements. Nothing in this Report on Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this Report on Form 6-K are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2015	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary